Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

Presented in United States dollars

ORLA MINING LTD. Condensed Interim Consolidated Balance Sheets (Unaudited – Thousands of United States dollars)

	June 30	December 31
As at	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$51,045	$72,180
Accounts receivable	146	204
Prepaid expenses	2,194	716
Restricted cash (note 8(a))	987	—
Derivative assets (note 22(b))	450	—
	54,822	73,100
Restricted cash (note 8(b))	2,813	2,783
Value added taxes recoverable (note 7)	19,437	8,587
Equipment (note 6)	1,658	710
Mineral properties under development and construction (note 4)	185,226	71,272
Mineral properties (note 5)	82,743	82,743
TOTAL ASSETS	$346,699	$239,195

LIABILITIES
Current liabilities
Trade and other payables (note 9)	$7,168	$3,383
Accrued liabilities (note 9)	10,290	4,343
Newmont loan (note 11)	9,965	—
	27,423	7,726
Lease obligations	267	142
Camino Rojo project loan (note 10)	111,327	60,696
Newmont loan (note 11)	—	9,440
Fresnillo obligation (note 12)	37,800	—
Accrued liabilities	125	92
Site closure provisions (note 13)	3,118	518
TOTAL LIABILITIES	180,060	78,614

SHAREHOLDERS' EQUITY
Share capital (note 16)	234,942	217,948
Reserves	28,704	29,881
Accumulated other comprehensive income	4,949	3,002
Accumulated deficit	(101,956)	(90,250)
TOTAL SHAREHOLDERS' EQUITY	166,639	160,581

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$346,699	$239,195

Authorized for issuance by the Board of Directors on August 5, 2021.

/s/ Jason Simpson	/s/ Elizabeth McGregor
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited – Thousands of United States dollars, except per-share amounts)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020

EXPLORATION AND EVALUATION EXPENSES (note 14)	$3,761	$770	$8,672	$8,146

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	358	194	867	379
Professional fees	551	230	1,053	406
Regulatory and transfer agent	213	66	417	148
Salaries and benefits	754	527	1,347	791
	1,876	1,017	3,684	1,724

OTHER EXPENSES (INCOME)
Depreciation (note 6)	35	382	68	625
Share based payments (note 17)	498	612	1,481	1,384
Interest income and finance costs (note 15)	324	648	639	1,260
Foreign exchange gain	(4,771)	(1,220)	(1,907)	(741)
Other gains	(824)	—	(931)	—
	(4,738)	422	(650)	2,528

LOSS FOR THE PERIOD	$899	$2,209	$11,706	$12,398

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency loss (gain) arising on translation of foreign operations	(2,116)	1,205	(1,947)	8,366
TOTAL COMPREHENSIVE LOSS (INCOME)	$(1,217)	$3,414	$9,759	$20,764

Weighted average number of common shares outstanding (millions)	237.7	224.4	235.9	205.9

Loss per share - basic and diluted	$0.00	$0.01	$0.05	$0.06

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Cash Flows (Unaudited – Thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
Cash flows provided by (used in):	2021	2020	2021	2020
		(note 24)		(note 24)
OPERATING ACTIVITIES
Loss for the period	$(899)	$(2,209)	$(11,706)	$(12,398)
Adjustments for items not affecting cash:
Depreciation	35	202	68	445
Share based payments	498	612	1,481	1,384
Site closure provisions charged to exploration expense	—	—	—	15
Interest and finance cost (note 15)	324	648	639	1,260
Other gains	(564)	—	(671)	—
Exploration expense paid via common shares	—	—	150	—
Unrealized foreign exchange gain	(5,080)	—	(2,106)	—
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	1,334	(91)	(1,391)	(65)
Trade and other payables	1,658	26	2,856	30
Accrued liabilities	2,593	57	5,809	1,888
Interest income received	61	92	125	146
Cash used in operating activities	(40)	(663)	(4,746)	(7,295)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	54,959	—	54,959
Common share issuance costs	—	(2,095)	—	(2,095)
Proceeds from exercise of warrants	61	1,547	13,829	1,547
Proceeds from exercise of stock options	11	128	357	219
Interest paid	(2,437)	(536)	(4,081)	(1,117)
Advances received on the Camino Rojo project loan	50,000	—	50,000	—
Transaction costs related to the Camino Rojo project loan and Fresnillo obligation	(165)	—	(289)	—
Lease payments	(64)	(456)	(106)	(456)
Cash provided by financing activities	47,406	53,547	59,710	53,057

INVESTING ACTIVITIES
Purchase of equipment	(535)	39	(748)	(8)
Mineral properties under development and construction	(24,286)	(11,481)	(64,568)	(12,018)
Restricted cash funded	(6)	(17)	(993)	(21)
Value added taxes paid	(3,510)	(674)	(10,584)	(843)
Cash used in investing activities	(28,337)	(12,133)	(76,893)	(12,890)

Effects of exchange rate changes on cash	809	(1,508)	794	(1,313)

Net increase (decrease) in cash	19,838	39,243	(21,135)	31,559
Cash, beginning of period	31,207	15,422	72,180	23,106
CASH, END OF PERIOD	$51,045	$54,665	$51,045	$54,665

Cash consist of:
Bank current accounts and cash on hand	$51,045	$54,665	$51,045	$54,665

Supplemental cash flow information (note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Dollars (thousands)	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total

Balance at January 1, 2020	187,102	$159,230	$8,159	$21,902	$30,061	$(1,027)	$(63,103)	$125,161
Shares issued pursuant to a financing	36,600	54,959	—	—	—	—	—	54,959
Share issuance costs	—	(2,095)	—	—	—	—	—	(2,095)
Warrants exercised	1,108	1,818	—	(271)	(271)	—	—	1,547
Options exercised	360	399	(178)	—	(178)	—	—	221
RSUs settled	359	289	(289)	—	(289)	—	—	—
Bonus shares issued	500	358	(358)	—	(358)	—	—	—
Share based payments	—	—	1,384	—	1,384	—	—	1,384
Loss for the period	—	—	—	—	—	—	(12,398)	(12,398)
Other comprehensive loss	—	—	—	—	—	(8,366)	—	(8,366)
Balance at June 30, 2020	226,029	$214,958	$8,718	$21,631	$30,349	$(9,393)	$(75,501)	$160,413

Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued for property payments	33	150	—	—	—	—	—	150
Warrants exercised (note 16(b))	7,560	15,837	—	(2,008)	(2,008)	—	—	13,829
Options exercised (note 17(a))	572	562	(205)	—	(205)	—	—	357
RSUs settled (note 17(b))	406	445	(445)	—	(445)	—	—	—
Share based payments (note 17)	—	—	1,481	—	1,481	—	—	1,481
Loss for the period	—	—	—	—	—	—	(11,706)	(11,706)
Other comprehensive income	—	—	—	—	—	1,947	—	1,947
Balance at June 30, 2021	237,857	234,942	9,317	19,387	28,704	4,949	(101,956)	166,639

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s ability to continue as a going concern for the next twelve months involves significant judgment. As at June 30, 2021, the Company had not advanced any of its properties to commercial production and may require further financings.

Historically the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions. We have successfully raised equity and debt financing in many of the past few years, in the form of equity financings, the exercise of warrants and options, and debt. While we believe that this success will continue, our access to exploration and construction financing is always uncertain and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations. Subsequent to the reporting period, we completed a $35 million (C$43 million) equity financing. We expect to fund operating costs of the Company over the next twelve months with cash on hand. After considering our plans to mitigate the going concern risk, we have concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at June 30, 2021 and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and the sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for construction and operation, other necessities, as well as construction costs and schedule, and community and government relations. Delays to construction, permit amendments and exploration programs may occur due to the COVID-19 pandemic, notwithstanding the Company having taken steps to minimize potential impacts to the projects including additional costs related to COVID-19 safety measures.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On August 5, 2021, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2020, except as noted here. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2020.

(a)	Property, Plant and Equipment (“PP&E”): Proceeds before Intended Use

In the process of constructing or making property, plant and equipment (including a mine) available for its intended use, we may produce and sell products generated by this PP&E. Under new accounting standards, proceeds from selling products before the related PP&E is available for use should be recognized in profit or loss, together with the costs of producing those products. We measure the cost of those products in accordance with IAS 2 “Inventories”. The new standard is effective for annual periods beginning on or after January 1, 2022, with early application permitted. We are currently assessing the effect of this new standard.

4.	MINERAL PROPERTIES UNDER DEVELOPMENT AND CONSTRUCTION
(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo was granted to Newmont as part of the acquisition. The Royalty was subsequently acquired by Maverix Metals Inc. on October 29, 2020.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

The Company has received all permits and satisfied all conditions for the construction of a mine at Camino Rojo. Effective November 30, 2020, we reclassified this project to mineral properties under development and construction.

In December 2020, the Company entered into a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries. Under the terms of the Layback Agreement, the Company agreed to pay Fresnillo total cash consideration of US$62.8 million in staged payments until December 2023 (note 12). The closing of the Layback Agreement occurred in February 2021. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. As a result, Orla has access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Technical Report. The Layback Agreement provides Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

The following table summarizes the initial cost capitalized at closing:

Consideration comprised of:
Cash paid	$ 25,000
Fair value of future cash consideration (note 12)	37,800
$ 62,800

(b)	Development and Construction

During the year ended December 31, 2020, we commenced construction activities at the Camino Rojo project.

	At historical cost
	Mineral properties	Deposits to vendors on construction assets	Construction in progress	Other costs capitalized	Accumulated foreign exchange on translation	Carrying value
At December 31, 2020	$39,272	$28,079	$4,845	$836	$(1,760)	$71,272
Additions	62,800	10,647	29,113	—	—	102,560
Transfers	—	(34,377)	34,377	—	—	—
Borrowing costs capitalized (note 4(c))	—	—	—	5,814	—	5,814
Change in site closure provision (note 13)	—	—	—	2,487	—	2,487
Due to changes in exchange rates	—	—	—	—	3,093	3,093
At June 30, 2021	$102,072	$4,349	$68,335	$9,137	$1,333	$185,226

(c)	Borrowing costs capitalized
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Borrowing costs - Camino Rojo project loan (note 10)	$3,066	$—	$5,203	$—
Borrowing costs - Fresnillo obligations (note 12)	488	—	696	—
Interest income	(65)	—	(85)	—
	$3,489	$—	$5,814	$—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

5.	MINERAL PROPERTIES

The Company’s mineral properties consist of the Cerro Quema Project, and the Monitor Gold Project. The Camino Rojo Project is classified under Mineral Properties Under Development and Construction (see note 4).

(a)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

Subsequent to the reporting period, the Company published the results of a Pre-Feasibility Study on the Cerro Quema Project. Refer to the Management Discussion and Analysis for the period ended June 30, 2021 for further details.

(b)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

In 2021, the payments required under the option agreements consist of $150,000 in share issuance (issued), $60,000 in advance royalty payments (paid), and $125,000 in work commitment (completed). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

(c)	Mineral property interest assets
	Cerro Quema	Monitor Gold	Total
Acquisition costs
At December 31, 2020 and June 30, 2021	$82,429	$314	$82,743

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

6.	EQUIPMENT

The following table summarizes information as at and for the six months ended June 30, 2021:

	Cost
	December 31, 2020	Changes during the period	Effect of exchange rate changes	June 30, 2021
Buildings and improvements	$—	$68	$1	$69
Machinery and equipment	392	527	9	928
Office equipment	56	92	2	150
Computers and software	320	57	4	381
Vehicles	59	—	—	59
Right of use assets buildings	214	—	6	220
Right of use assets vehicles	124	352	7	483
Total	$1,165	$1,096	$29	$2,290

	Accumulated depreciation
	December 31, 2020	Changes during the period	Effect of exchange rate changes	June 30, 2021
Buildings and improvements	$—	$3	$—	$3
Machinery and equipment	235	17	—	252
Office equipment	18	8	—	26
Computers and software	133	28	—	161
Vehicles	11	5	—	16
Right of use assets buildings	55	49	—	104
Right of use assets vehicles	3	66	1	70
Total	$455	$176	$1	$632

	Net book value
	December 31, 2020	June 30, 2021
Buildings and improvements	$—	$66
Machinery and equipment	157	676
Office equipment	38	124
Computers and software	187	220
Vehicles	48	43
Right of use assets buildings	159	116
Right of use assets vehicles	121	413
Total	$710	$1,658

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

7.	VALUE ADDED TAXES (“VAT”) RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain. Accordingly, we have classified Mexican value added taxes recoverable as long term.

The IVA recoverable amounts include IVA paid on the acquisition of the Camino Rojo project ($3.6 million) in 2017 and the acquisition of the Layback Area ($4.0 million) in 2021. The remainder relates to operating and construction costs from 2017 to date.

8.	RESTRICTED CASH
(a)	Current
	June 30, 2021	December 31, 2020
Margin balance on deposit pursuant to currency contracts (note 22(b))	$987	$—

(b)	Non-current
	June 30, 2021	December 31, 2020
Environmental bonds	$2,409	$2,392
Severance funds	335	323
Other	69	68
	$2,813	$2,783

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

9.	TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES
(a)	Trade and other payables
	June 30, 2021	December 31, 2020
Trade payables	$5,734	$2,583
Payroll related liabilities	451	658
Lease obligations - current	263	131
Interest payable - Fresnillo obligation (note 12)	696	—
Other	24	11
	$7,168	$3,383

(b)	Accrued liabilities
	June 30, 2021	December 31, 2020
Construction related	7,108	1,082
Land and water fees	$1,866	$1,852
Payroll related	514	725
Other	802	684
	$10,290	$4,343

10.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of US$125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”).

The Credit Facility provides a total of US$125 million to the Company, available in three tranches, to be used for the development of the Camino Rojo project, funding a portion of the Layback Agreement (note 4(a)), and normal course corporate purposes. The Company has drawn the first tranche of US$25 million, the second tranche of US$50 million and the third tranche of US$50 million on December 18, 2019, October 30, 2020, and April 27, 2021, respectively. No further advances are available under this Credit Facility.

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly commencing March 31, 2020, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal repayments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

On December 18, 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing of the Credit Facility.

Commencing December 1, 2020, we capitalized the interest on this loan to mineral properties under development and construction. During the six months ended June 30, 2021, we capitalized $5.2 million (year ended December 31, 2020 - $0.7 million) (note 4).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

	Loan advances	Transaction costs	Net
At December 31, 2020	$75,000	$(14,304)	$60,696
Advances during the period	50,000	—	50,000
Cash transaction costs	—	(165)	(165)
Accretion during the period, capitalized (note 4(c))	4,013	1,190	5,203
Cash interest paid	(4,013)	—	(4,013)
Foreign exchange	—	(394)	(394)
At June 30, 2021	$125,000	$(13,673)	$111,327

11.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. To the date of these financial statements, 219,446,000 Mexican pesos had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discount the expected payments using a risk-adjusted discount rate and an estimated repayment date. As at June 30, 2021, we reclassified this loan to current, from long term.

	Mexican pesos (thousands)	US dollars (thousands)	US dollars (thousands)
	Undiscounted	Undiscounted	Discounted
At December 31, 2020	219,466	$11,002	$9,440
Accretion during the period (note 15)	—	—	668
Modification gains arising from changes in estimates	—	—	(221)
Foreign exchange loss	—	81	78
At June 30, 2021	219,466	$11,083	$9,965

12.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 4(a)), we agreed to pay Fresnillo total cash consideration of US$62.8 million through a staged payment schedule:

i.	US$25 million upon closing of the transaction (paid February 22, 2021);
ii.	US$15 million upon the earlier of December 1, 2022, and 12 months following the commencement of commercial production at the Camino Rojo Project; and
iii.	US$22.8 million upon the earlier of December 1, 2023, and 24 months following the commencement of commercial production at the Camino Rojo Project.

The amounts payable after February 22, 2021 bear interest at 5% per annum, payable quarterly. We capitalize the interest on this loan to “Mineral Properties under Development and Construction”. During the six months ended June 30, 2021, we capitalized $0.7 million (year ended December 31, 2020 - nil) (note 4).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Total
At January 1, 2021	$—
Initial recognition	37,800
Accretion during the period, capitalized (note 4(c))	696
At June 30, 2021	$38,496

Presented as:
Fresnillo obligation - long term	$37,800
Trade and other payables (note 9(a))	696
At June 30, 2021	$38,496

13.	SITE CLOSURE PROVISIONS
	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2020	$175	$343	$518
Increase in estimated cash flows resulting from current activities	2,487	—	2,487
Foreign exchange	113	—	113
At June 30, 2021	$2,775	$343	$3,118

14.	EXPLORATION AND EVALUATION EXPENSES
Three months ended June 30, 2021	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$145	$44	$—	$—	$189
Drilling	307	29	—	—	336
Geological	342	370	—	—	712
Engineering	6	565	—	—	571
Environmental	4	75	—	—	79
Community and government	—	80	—	—	80
Land, water use, and claims	810	—	—	—	810
Project management	—	—	—	—	—
Project review	—	—	—	5	5
Site activities	65	317	—	—	382
Site administration	202	394	1	—	597
	$1,881	$1,874	$1	$5	$3,761

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Six months ended June 30, 2021	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$332	$78	$1	$—	$411
Drilling	1,240	175	—	—	1,415
Geological	706	672	1	—	1,379
Engineering	12	1,085	—	—	1,097
Environmental	8	191	—	—	199
Community and government	4	217	—	—	221
Land, water use, and claims	1,850	—	210	—	2,060
Project management	—	7	—	—	7
Project review	—	—	—	17	17
Site activities	134	617	—	—	751
Site administration	339	750	26	—	1,115
	$4,625	$3,792	$238	$17	$8,672

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

Three months ended June 30, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$14	$—	$—	$—	$14
Geological	168	37	—	—	205
Engineering	230	22	—	—	252
Environmental	(4)	20	—	—	16
Community and government	(29)	100	—	—	71
Land, water use, and claims	(68)	—	—	—	(68)
Site activities	19	94	—	—	113
Site administration	76	91	—	—	167
	$406	$364	$—	$—	$770

Six months ended June 30, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$28	$—	$1	$—	$29
Geological	352	68	—	—	420
Engineering	474	56	—	—	530
Environmental	54	37	—	—	91
Community and government	2,341	180	—	—	2,521
Land, water use, and claims	3,120	—	40	—	3,160
Project review	—	—	—	6	6
Site activities	167	294	—	—	461
Site administration	550	363	—	—	913
Recognition of reclamation obligation	15	—	—	—	15
	$7,101	$998	$41	$6	$8,146

15.	INTEREST INCOME AND FINANCE COSTS
	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Accretion on Camino Rojo project loan (note 10)	$—	$703	$—	$1,304
Accretion on Newmont loan (note 11)	340	(8)	668	57
Interest expense on leases	8	40	15	48
Interest income	(24)	(87)	(44)	(149)
	$324	$648	$639	$1,260

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

16.	SHARE CAPITAL
(a)	Issued share capital

On February 5, 2021, the Company issued 33,000 common shares at a total fair value of $150,000 in respect of the annual share consideration in connection with the Company’s option agreement to acquire the Monitor Gold project.

Refer to the Condensed Interim Consolidated Statements of Changes in Equity for details of other share issuances during the six month periods ended June 30, 2021 and 2020.

Subsequent to the reporting period, the Company issued 9,085,263 common shares at a price of C$4.75 per common share for gross proceeds of C$ 43.2 million ($35.0 million).

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price	December 31 2020	Exercised	Expired	June 30 2021
February 15, 2021	C$ 2.35	7,782,994	(7,439,744)	(343,250)	—
July 8, 2021	C$ 0.62	370,000	(120,000)	—	250,000
June 12, 2022	C$ 1.65	4,992,500	—	—	4,992,500
November 7, 2022	C$ 1.40	3,000,000	—	—	3,000,000
December 18, 2026	C$ 3.00	32,500,000	—	—	32,500,000
Total number of warrants		48,645,494	(7,559,744)	(343,250)	40,742,500

Weighted average exercise price		C$ 2.64	C$ 2.32	C$ 2.35	C$ 2.70

Subsequent to the reporting period, the Company issued 250,000 common shares for proceeds of C$155,000 ($125,000) pursuant to the exercise of warrants.

17.	SHARE-BASED PAYMENTS EXPENSE

The Company has four different forms of share-based payments for eligible recipients - stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

Share based payments expense	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Stock options	$292	$398	$890	$776
Restricted share units	206	138	350	260
Deferred share units	—	—	241	217
Bonus shares	—	76	—	131
Share based payments expense	$498	$612	$1,481	$1,384

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options
Stock options outstanding	Number	Weighted average exercise price
As at December 31, 2020	9,959,927	1.60
Granted	628,347	4.80
Exercised	(572,400)	0.79
Forfeited	(33,333)	1.39
As at June 30, 2021	9,982,541	C$ 1.85

Vested, December 31, 2020	7,774,007	C$ 1.39
Vested, June 30, 2021	8,601,436	C$ 1.55

The options granted during the six months ended June 30, 2021 had an aggregate grant date fair value of $972,000 (C$1,205,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 45%, expected life 5 years, Canadian dollar risk free interest rate 0.95%, dividends nil.

The options granted during the six months ended June 30, 2020 had an aggregate grant date fair value of $1,153,600 (C$1,575,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 47%, expected life 5 years, Canadian dollar risk free interest rate 0.6%, dividends nil.
(b)	Restricted Share Units
Number of RSUs outstanding:		Number vesting in the year
	Total	2021	2022	2023	2024	Beyond 2024
Outstanding, December 31, 2020	921,356	448,607	365,935	106,814	—	—
Awarded during the period	235,091	—	78,366	78,365	78,360	—
Vested and settled during the period	(405,941)	(405,941)	—	—	—	—
Outstanding, June 30, 2021	750,506	42,666	444,301	185,179	78,360	—

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award.

Subsequent to the reporting period, RSUs were settled by the issuance of 36,000 common shares.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units
DSUs outstanding:
Number
Outstanding, December 31, 2020	644,525
Awarded	62,503
Outstanding, June 30, 2021	707,028

DSUs vested at June 30, 2021	707,028

DSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. DSUs may only be settled when the DSU holder ceases to be a director of the Company.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The vesting period was June 19, 2017 to June 18, 2020, and these bonus shares are fully vested, but have not yet been issued. The bonus shares will become issuable (1) on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

18.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Salaries	$624	$596	$1,055	$732
Directors’ fees	47	41	92	84
Share based payments	357	489	1,138	1,119
Total	$1,028	$1,126	$2,285	$1,935

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(b)	Transactions

The Company had no other significant transactions with related parties, other than with key management personnel as described above, during the three and six months ended June 30, 2021, or during the year ended December 31, 2020.

(c)	Outstanding balances at the Reporting Date

At June 30, 2021, estimated accrued short term incentive compensation to key management personnel totaled $363,000 and was included in accrued liabilities (December 31, 2020 - $773,000).

19.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$4	$94	$205	$179
Warrants exercised, credited to share capital with an offset to reserves	33	—	2,008	271
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	41	66	445	289
Common shares issued on vesting of bonus shares, credited to share capital with an offset to reserves	—	—	—	357
Fresnillo obligation, credited, with an offset to mineral properties	—	—	37,800	—

Investing activities
Initial recognition of right of use assets with an offset to lease obligation	50	(80)	352	537

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

20.	SEGMENT INFORMATION
(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Mexican project, the Panamanian project, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments yet generate revenue from external customers. The Mexican project is currently in construction and is expected to generate revenue in 2022 while the Panamanian project is focused on the exploration and evaluation of mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)	Loss by geographic area
	Mexico	Panama	USA	Canada	Total
Six months ended June 30, 2021
Exploration and evaluation expenses (note 14)	$4,625	$3,792	$238	$17	$8,672
General and administrative expenses	—	—	—	3,684	3,684
Depreciation	—	9	—	59	68
Share based payments	—	—	—	1,481	1,481
Interest and finance costs	669	—	—	(30)	639
Foreign exchange loss (gain)	(2,337)	—	—	430	(1,907)
Other (gains)	(221)	—	—	(710)	(931)
Loss for the period	$2,736	$3,801	$238	$4,931	$11,706

	Mexico	Panama	USA	Canada	Total
Six months ended June 30, 2020
Exploration and evaluation expenses (note 14)	$7,101	$998	$41	$6	$8,146
General and administrative expenses	—	—	—	1,724	1,724
Depreciation	593	12	—	20	625
Share based payments	—	—	—	1,384	1,384
Interest and finance costs	102	—	—	1,158	1,260
Foreign exchange loss (gain)	(1,177)	—	—	436	(741)
Loss for the period	6,619	1,010	41	4,728	12,398

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets and liabilities by geographic area
	Mexico	Panama	USA	Canada	Total
At June 30, 2021
Equipment	$1,459	$65	$—	$134	$1,658
Mineral properties under development and construction	185,226	—	—	—	185,226
Mineral property interests	—	82,429	314	—	82,743
Total assets	215,946	83,185	314	47,254	346,699
Total liabilities	(66,420)	(658)	(25)	(112,957)	(180,060)

	Mexico	Panama	USA	Canada	Total
At December 31, 2020
Equipment	$463	$73	$—	$174	$710
Mineral properties under development and construction	71,272	—	—	—	71,272
Mineral property interests	—	82,429	314	—	82,743
Total assets	82,781	83,260	314	72,840	239,195
Total liabilities	(15,530)	(634)	—	(62,450)	(78,614)

21.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, and development of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. In order to prudently manage our uses of capital until we can generate revenue, we do not currently pay dividends.

At the end of 2019, we entered into a $125 million project loan (note 10) in respect of the Camino Rojo project pursuant to which we had drawn $125 million as of June 30, 2021 (December 31, 2020 - $75 million). The project loan requires us to maintain a minimum working capital (adjusted for certain items) of $5 million.

During the six months ended June 30, 2021, we entered into participating forward contracts for the purchase of Mexican pesos for the construction of the Camino Rojo Mine in order to decrease our exposure to adverse movements in the peso during the construction phase (see note 22(b)).

Other than entering into these peso forward contracts, there were no changes to our policy for capital management during the period ended June 30, 2021.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and other investors. We regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities until these activities can be funded from ongoing cash flow from our mining operations.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

22.	FINANCIAL INSTRUMENTS
(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1            The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2           The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3            If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

At June 30, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$51,045	$51,045	$—	$—	$—	$51,045
Accounts receivable	Amortized cost	47	26	—	—	21	47
Derivative asset	FVTPL	450	—	450	—	—	450
Restricted funds	Amortized cost	3,800	—	3,800	—	—	3,800
		$55,342	51,071	$4,250	$—	$21	$55,342

Financial liabilities
Trade payables	Amortized cost	$5,734	$—	$—	$—	$5,734	$5,734
Interest payable	Amortized cost	696	—	696	—	—	696
Lease obligations	Amortized cost	530	—	530	—	—	530
Camino Rojo project loan	Amortized cost	111,327	—	117,473	—	—	117,473
Newmont loan	Amortized cost	9,965	—	10,234	—	—	10,234
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$166,052	$—	$166,733	$—	$5,734	$172,467

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$72,180	$72,180	$—	$—	$—	$72,180
Accounts receivable	Amortized cost	39	25	—	—	14	39
Restricted funds	Amortized cost	2,783	—	2,783	—	—	2,783
		$75,002	72,205	$2,783	$—	$14	$75,002

Financial liabilities
Trade payables	Amortized cost	$2,583	$—	$—	$—	$2,583	$2,583
Lease obligations	Amortized cost	274	—	274	—	—	274
Camino Rojo project loan	Amortized cost	60,696	—	66,443	—	—	66,443
Newmont loan	Amortized cost	9,440	—	9,875	—	—	9,875
		$72,993	$—	$76,592	$—	$2,583	$79,175

The fair value of the Camino project loan at June 30, 2021 was estimated at $117.5 million (December 31, 2020 - $66.4 million) using a discount rate of 10.8% (December 31, 2020 - 10.8%). The fair value of the Newmont loan at June 30, 2021 was estimated at $10.2 million (December 31, 2020 - $9.9 million) using an exchange rate of 19.80 MXN/USD (December 31, 2020 - 19.95 MXN/USD) and a discount rate of 11.2% (December 31, 2020 - 10.5%).

(b)	Derivative financial instruments

The Company entered into participating forward contracts for the purchase of Mexican pesos for use during the construction of the Camino Rojo Mine. The individual contracts mature monthly from April 2021 to December 2021. At June 30, 2021, the aggregate notional amount of these contracts was US$25,200,000 and the aggregate committed amount was US$12,600,000. The weighted average strike rate was 20.35 Mexican pesos per 1 US dollar.

We estimated the fair value of these contracts as an asset of $450,000 as at June 30, 2021 (December 31, 2020 - nil). We recognized them as a derivative asset and have included in “Other gains” in the statement of loss and comprehensive loss.

We have classified these as FVTPL.

23.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

The Company has issued purchase orders for construction of the Camino Rojo mine. At June 30, 2021, these outstanding purchase orders totaled approximately $31,981,000 (December 31, 2020 - $49,050,000), which we expect will be filled in the next 12 months.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

In the event of a change in control, the Company is committed to severance payments amounting to approximately $3,300,000 (December 31, 2020 - $3,000,000) to certain officers and management. No amounts have been recorded in these consolidated financial statements to reflect such severance payments.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

24.	RECLASSIFICATION

To provide greater comparability, we have reclassified interest and lease payments previously presented in the three and six month periods ended June 30, 2020 to conform to the presentation used in the current year, as follows:

	Three months ended June 30, 2020		Six months ended June 30, 2020
	Operating activities	Financing activities	Operating activities	Financing activities
As originally presented	$(1,655)	$54,539	$(8,868)	$54,630
Reclassify Interest paid on project loan	536	(536)	1,117	(1,117)
Reclassify lease payments	456	(456)	456	(456)
As restated	$(663)	$53,547	$(7,295)	$53,057

25.	EVENTS AFTER THE REPORTING PERIOD
(a)	Equity financing

On July 14, 2021, the Company closed an equity financing of 9,085,263 common shares at a price of C$4.75 per common share for aggregate gross proceeds to the Company of C$43,155,000 ($35,000,000).

(b)	Share issuances

Subsequent to the reporting period, the Company issued common shares pursuant to the settlement of RSUs (note 17(b)) and exercise of warrants (note 16(b)).

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